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                                                                 EXHIBIT (A)(15)

                        ROHM AND HAAS REACHES AGREEMENT
                             WITH STAFF OF THE FTC

PHILADELPHIA (APRIL 12, 1999) -- Rohm and Haas Company (NYSE: ROH) said today that it has reached agreement with the staff of the Federal Trade Commission to settle the FTC's concerns about the company's pending acquisition of Morton International Inc. (NYSE: MII).

Under terms of the agreement, which must still be approved by FTC commissioners, Morton will sell its worldwide floor care polymers business to a third party for an undisclosed price. Annual sales of the floor care polymers business are estimated at less than $20 million.

Rohm and Haas's cash tender offer for shares of Morton is currently scheduled to expire at midnight, New York City time, on April 16, 1999, but will be extended if necessary to accommodate completion of the FTC review. Rohm and Haas is also awaiting European Union regulatory review, which is scheduled to be completed by April 19, 1999. Following the close of the tender offer, Rohm and Haas will commence a second-step merger to complete the Morton acquisition.

Rohm and Haas is confident that its acquisition of Morton will be completed before the end of June 1999, as initially planned, creating a global specialty chemical company with $6.6 billion in annual sales.

On February 1, 1999, Rohm and Haas and Morton announced a definitive merger agreement. Shortly thereafter, Rohm and Haas, through a wholly owned subsidiary, began a cash tender offer to purchase up to 80,916,766 common shares of Morton, or about 67 percent of the total outstanding, for $37.125 per share. The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1 percent of the shares of Morton's outstanding common stock on a fully diluted basis. The agreement between Morton and Rohm and Haas also calls for Rohm and Haas to acquire the remaining Morton shares in a second-step merger in which the remaining Morton shares will be exchanged for Rohm and Haas shares valued at $37.125, subject to a collar, or, if fewer than 80,916,766 shares are purchased in the tender offer, for a combination of cash and Rohm and Haas stock.

This press release contains statements that are forward looking. These statements are based on current expectations and are subject to risks and uncertainties. Actual results may vary because of unexpected delays in obtaining regulatory approvals and other conditions necessary to close the pending transaction.

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CONTACTS

Media: John P. McGinis (215) 592-2409

Investors: Eric W. Norris (215) 592-2664